Exhibit 99.1

New Gold Announces Record Gold Production in 2011, 25% Increase in Gold Resources per Share and 2012 Guidance with Production Growth at Lower Costs

(All figures are in US dollars unless otherwise indicated)

February 2, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces fourth quarter 2011 gold production of 100,671 ounces which resulted in record annual production of 387,155 ounces during 2011. The company, once again, met its gold production guidance range of 380,000 to 400,000 ounces during the year. Quarterly and annual total cash cost(1) per ounce sold, net of by-product sales, were $561 and $448 per ounce, respectively. New Gold is also pleased to provide guidance for 2012 with the targeted start of the New Afton Mine in June set to increase gold production further to 405,000 to 445,000 ounces. Total cash cost(1) per ounce sold, net of by-product sales, is forecast to be $410 to $430 per ounce in 2012. The preliminary production, sales and total cash cost(1) information provided are approximate figures and may differ slightly from the final results included in the 2011 annual audited financial statements and MD&A.

Fourth Quarter and Full Year 2011 Highlights

•	Eight drawbells completed at New Afton with caving progressing as anticipated

•	300,000 tonnes of ore stockpiled on surface at New Afton at the end of 2011

•	2011 gold sales increased by 6% to 391,890 ounces from 369,077 ounces in 2010

•	2011 total cash cost(1) per ounce sold, net of by-product sales, of $448 per ounce, well below industry average

•	Updated NI 43-101 compliant mineral resource estimate for the Blackwater Project

•	Indicated gold resource: 164 million tonnes at an average grade of 1.03 g/t containing 5.42 million ounces

•	Inferred gold resource: 69 million tonnes at an average grade of 0.84 g/t containing 1.86 million ounces

•	Increased New Gold’s Measured and Indicated resources (inclusive of Reserves) per share by 25% when compared to year-end 2010

“2011 was a transformative year for our company which leaves us in a great position heading into 2012 and beyond,” stated Randall Oliphant, Executive Chairman. “Our operations further differentiated themselves as low cost, our New Afton team successfully initiated caving of the ore body and we acquired Blackwater which has quickly become one of the most exciting new discoveries in Canada.”

Fourth Quarter and Full Year 2011 Operations Overview

New Gold’s portfolio of operating mines achieved another solid production quarter, with 100,671 ounces of gold production in the fourth quarter driving the company’s full year 2011 gold production to 387,155 ounces – a record for New Gold. The company once again delivered on its production guidance of 380,000 to 400,000 ounces of gold for the year.

The increase in total cash cost(1) when comparing the fourth quarter with the prior year quarter was primarily a result of lower silver and copper by-product revenues and lower gold production resulting from lower grade ore being processed due to mine sequencing. Full year 2011 total cash cost(1) per ounce sold, net of by-product sales, of $448 was in-line with the company’s initial cost guidance for the year of $430 to $450 per ounce and well below the industry average. As a result of the significant appreciation of silver and copper prices in early 2011, the company lowered its cost guidance to $390 to $410 per ounce in May, based on, among other assumptions, a silver price of $33 per ounce, a copper price of $4.00 per pound, a parity Australian dollar exchange rate and a Brent oil price of $105 per barrel. While the silver price remained at these levels through the majority of the year, the combination of lower copper prices, a stronger Australian dollar and higher oil prices resulted in the company’s total cash cost(1) moving into the original cost guidance range. New Gold is proud to have delivered a margin of over $1,000 per ounce for its shareholders during 2011.

New Gold’s three significant development projects all achieved important milestones during the fourth quarter. New Afton continued to advance quickly to its targeted production start in June of 2012 with commercial production expected in August. The mine is caving as anticipated with eight drawbells having been completed by the end of 2011. The ore stockpile on surface has also continued to grow with approximately 300,000 tonnes of ore stockpiled at the end of the year. The grade of the stockpile is reconciling with the block model and is above reserve grade as expected due to the ability to segregate ore and waste in the development drifts.

As announced in early January, New Gold’s 70% partner, Goldcorp Inc.’s (“Goldcorp”) Board of Directors officially approved the construction of El Morro. Goldcorp, the project developer and operator, has already made significant progress in the areas of: detailed engineering, condemnation drilling and evaluation of power alternatives.  Pre-construction activities have also commenced with the recent mobilization of the road construction contractor.

At Blackwater, the company continued to advance its exploration programs, infrastructure development, environmental baseline work and First Nations, community and government relations. New Gold has completed an updated National Instrument 43-101 compliant mineral resource estimate for Blackwater which includes 70 additional holes totalling 18,625 metres since the last resource update in September 2011. Today’s update includes holes drilled through the end of November 2011. The updated resource includes 5.4 million ounces of indicated gold mineral resources and 1.9 million ounces of inferred gold mineral resources. Since the November cut-off, an additional ~40 holes totaling ~21,000 metres have been completed and will be incorporated into the next resource update.

In late December, New Gold also completed the previously announced acquisitions of Silver Quest Resources Ltd. (“Silver Quest”) and Geo Minerals Ltd. (“Geo”). Together, the acquisitions consolidated New Gold’s ownership in the Blackwater Project, with the company now holding 100% of the above noted resource, and increased the company’s landholdings in the broader Blackwater area to over 670km2. New Gold looks forward to 2012 as there are now 10 drills active at Blackwater and the company anticipates an additional resource update in the coming months and the completion of a Preliminary Economic Assessment (“PEA”) on the project in the third quarter of 2012.

“We are proud that our operating teams, once again, delivered on our production guidance during 2011 at costs significantly below the industry average,” stated Robert Gallagher, President and Chief Executive Officer. “With New Afton starting later this year we look forward to even higher gold production at lower costs in 2012. Add to this the official construction start at El Morro and continued exploration and development at Blackwater and 2012 will be another exciting year for our company.”

2012 Guidance

Looking forward to 2012, New Gold is pleased to report that with the start of production at New Afton in June, the company anticipates an approximate 10% increase in gold production with total cash cost(1) per ounce sold, net of by-product sales, expected to be approximately $30 per ounce below the 2011 level.

Note: New Afton production range includes gold and copper produced between mill start-up and achievement of commercial production. The revenue from this pre-commercial production will be offset against capital costs. New Afton gold and copper sales from the point of commercial production forward are expected to be 20,000 to 30,000 ounces and 20 to 25 million pounds, respectively.

Assumptions used in the 2012 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar, respectively. The diesel price assumed for 2012 is $3.30 per gallon, which is representative of recent prices being paid at Mesquite. The price movements in the diesel used at Mesquite are most directly correlated with the movements in the Brent oil price.

Based on the above gold and copper price assumptions and the estimated gold and copper sales at New Afton, the co-product cost ranges for New Afton are forecast to be $630 to $650 per ounce of gold and $1.35 to $1.45 per pound of copper, respectively. Both the by-product and co-product costs at New Afton are expected to come down meaningfully in 2013 and beyond as the mine hits its full capacity.

The 2012 total cash cost(1) guidance is subject to the following sensitivities:

As New Afton’s production start is scheduled for June, with commercial production in August, New Gold’s quarterly gold production and total cash cost(1) are expected to vary meaningfully on a quarter-over-quarter basis during 2012. Gold production should be fairly consistent in the first two quarters of the year, with an increase from New Afton in the second half of 2012. Total cash cost(1) should decline steadily on a quarter-by-quarter basis through the year as a result of both mine sequencing and the additional copper production from New Afton in the second half of 2012.

2011 Mineral Reserves and Resources

Note: Measured and Indicated Resources shown inclusive of Proven and Probable Reserves.

During 2011, through the acquisitions of Blackwater and Capoose as well as with another year of successful reserve replacement at the Peak Mines, New Gold was able to increase its Measured and Indicated resources per share by 25%.

Beyond the significant resource increase seen at Blackwater since the project was first acquired in June of 2011, the company was also successful in its continued exploration efforts at the Peak Mines. Peak’s Proven and Probable gold reserves increased by 125,000 ounces when compared to the end of 2010, despite mining approximately 100,000 ounces during 2011. Importantly, Peak’s total gold resources remained largely consistent year-over-year and continue to support over 8 years of mine life at current production rates. No significant exploration drilling was completed at the Mesquite or Cerro San Pedro open pit mines during 2011.

For additional detail on Reserves and Resources, including related assumptions and disclosure, please refer to the section entitled Detailed Reserve and Resource Summary at the conclusion of this news release.

Fourth Quarter and 2011 Operations Overview and 2012 Guidance

Mesquite Mine Exceeds 2011 Gold Production Guidance

Mesquite’s solid fourth quarter gold production resulted in the mine producing 158,004 ounces in 2011, thus beating the 2011 guidance range of 145,000 to 155,000 ounces. While gold production was strong in both the fourth quarter and full year 2011, it was below that of the same periods in the prior year as anticipated, primarily as a result of lower grade ore being placed on the leach pad consistent with the mine schedule.

Total cash cost(1) at Mesquite during the quarter declined from the third quarter of 2011 resulting in a full year 2011 total cash cost(1) of $646 per ounce which left Mesquite well in range of its cost guidance in 2011. The increase in total cash cost(1) during both the fourth quarter and full year 2011 when compared to the same periods of the prior year were primarily as a result of increased input costs, most particularly diesel fuel, as well as lower gold production levels. The average Brent oil price, which is the most correlated to the diesel used at Mesquite, increased 26% and 40% in the quarter-over-quarter and year-over-year periods, respectively.

The Mesquite mine is forecast to produce 140,000 to 150,000 ounces of gold in 2012 at total cash cost(1) per ounce sold of $710 to $730 per ounce. The targeted increase in ore tonnes processed in 2012 is expected to be more than offset by the scheduled mining of ore below reserve grade in 2012 when compared to mining of reserve grade in 2011. The increase in forecasted total cash cost(1) in 2012 when compared to 2011 is driven primarily by lower gold production as well as certain increased input costs. 2012 capital expenditures at Mesquite are forecast to be approximately $14 million with approximately 50% of this total allocated to major truck and shovel components.

Cerro San Pedro Has Record Year

Cerro San Pedro had a strong fourth quarter which led to a 21% increase in gold production during 2011 when compared to 2010. The mine achieved both its targeted gold and silver production ranges during 2011. Gold and silver production in the fourth quarter of 2011 were lower than the prior year quarter due to lower grade ore being processed which was partially offset by an increase in ore tonnes placed on the leach pad. The increase in gold production during 2011 was primarily driven by an increase in ore tonnes placed and higher gold recoveries, which were partially offset by lower gold grades.

Total cash cost(1) per ounce sold, net of by-product sales, during 2011 was 50% below that of the prior year and the lowest in Cerro San Pedro’s history. The record low total cash cost(1) achieved during 2011 was driven by strong silver by-product revenue and increased gold production when compared to 2010. The increased silver by-product revenue was a result of the continued strength of the silver price throughout 2011. The increase in total cash cost(1) during the fourth quarter of 2011 when compared to the same period of the prior year was due to a combination of lower silver by-product revenue and lower gold production. The lower silver by-product credit was a result of lower silver volumes as silver grades in the fourth quarter of 2010 were above reserve grade.

Cerro San Pedro is forecast to produce 140,000 to 150,000 ounces of gold and 1.9 to 2.1 million ounces of silver in 2012 at a total cash cost(1) per ounce sold, net of by-product sales, of $250 to $270 per ounce. Gold and silver production in 2012 are expected to be consistent with the levels achieved in 2011. The total cash cost(1) assumes a $30 per ounce silver price and a foreign exchange rate of 13.00 Mexican peso to U.S. dollar. The majority of the forecast cost increase from 2011 is attributable to the lower silver price assumption. 2012 capital expenditures at Cerro San Pedro are forecast to be approximately $16 million, approximately $9 million of which relates to leach pad expansions that were originally budgeted for 2011.

New Gold is also pleased to provide an update regarding Cerro San Pedro’s Environmental Impact Statement (“EIS”). In August 2011, the Mexican environmental agency approved a new EIS for Cerro San Pedro. The EIS included the land use regulation which officially designated Cerro San Pedro as a mining area which was approved by the local municipality earlier in 2011. Consistent with Mexican regulations, the EIS includes a number of conditions that are to be monitored and fulfilled through the continued operation, and ultimately the closure, of Cerro San Pedro.

Peak Mines Through Challenging Second Half Looks Forward to 2012

Peak Mines had a solid quarter of gold and copper production, resulting in 2011 full year gold production approaching the low end of the guidance range and copper production being within guidance. Gold and copper production in the fourth quarter were lower than the prior year period as a result of lower grade ore being processed. Importantly, both gold and copper recoveries were up during the quarter, and consistent with the prior year period, after the lower than expected recoveries in the third quarter of 2011. Gold and copper production during 2011 were lower than the prior year due to a combination of lower gold and copper grades and lower recoveries, which primarily impacted the third quarter. Gold and copper sales were higher during 2011 as Peak was able to drawdown its concentrate inventory.

Total cash cost(1) per ounce sold, net of by-product sales, during the fourth quarter of 2011 was higher than the prior year period due to a combination of: significantly lower by-product revenue, the appreciation of the Australian dollar, increased labour costs and lower gold production.  The increase in total cash cost(1) when comparing 2011 with 2010 were driven by the appreciation of the Australian dollar during 2011 and the inflationary cost pressures, particularly labour, in the region which were only partially offset by the increase in copper by-product revenue during 2011.

Peak Mines is forecast to produce 90,000 to 100,000 ounces of gold and 12 to 14 million pounds of copper in 2012 at a total cash cost(1) per ounce sold, net of by-product sales, of $640 to $660 per ounce. The anticipated increase in gold production is due to mine sequencing moving to higher grade areas and the continued improvement in recoveries as seen in the fourth quarter. The total cash cost(1) assumes a $3.50 per pound copper price and a foreign exchange rate of $1.00 Australian to U.S. dollar. 2012 capital expenditures at Peak Mines are forecast to be approximately $60 million with approximately 50% of this total to be spent on underground development and exploration. Through these ongoing underground exploration efforts, during 2011 Peak Mines was able to more than replace the reserves mined during 2011 thus further extending its mine life.

New Afton Targeting Commercial Production in August 2012

New Afton, the company's most immediate development project achieved many important milestones throughout 2011, particularly in the fourth quarter. Through the continued hard work of the New Afton team, the project is on schedule for a June 2012 production start with the ramp-up to commercial production expected to take approximately two months resulting in an August 2012 commercial production start. Once in full production, the 11,000 tonne per day underground block cave mine and concentrator is expected to produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper at low operating costs.

The fourth quarter saw the continued advancement in caving of the ore body and further build-up of the ore stockpile on surface. At the end of December 2011, eight drawbells had been blasted and a total of approximately 300,000 tonnes of ore had been brought to surface. Through the end of January 2012, the team had increased these totals to 12 drawbells and 340,000 tonnes of ore stockpiled. With drawbells being added at a targeted rate of three to four per month and the underground conveyor system now bringing ore to surface, the ore stockpile is expected to steadily grow to approximately 900,000 tonnes, or the equivalent of three months of production, at the time of the mill start-up in June.

2012 Underground/Mining-Related Milestones

•	April – Complete excavation of permanent underground gyratory crusher chamber

•	End of June – Have 26 drawbells developed to support 6,600 tonne per day mining rate

•	July – Achieve mining rate of 6,600 tonnes per day compared to current 3,000 tonnes per day

•	September – Start utilizing gyratory crusher thus enabling mining rate to move towards design capacity of 11,000 tonnes per day

•	End of December – Complete a total of 48 drawbells to support 11,000 tonne per day mining rate

2012 Surface/Milling-Related Milestones

•	April – SAG and Ball Mill ‘dry commissioning’ to commence

•	End of May – ~900,000 tonnes of ore stockpiled on surface

•	June – First ore through mill

•	July – First concentrate shipment

•	August – Achieve commercial production of 6,600 tonnes per day

•	October – Mill to reach design capacity of 11,000 tonnes per day

Total project spending at New Afton in 2011 was $291 million, excluding capitalized interest. Of this total, $174 million was spent on underground development and construction including the completion of the underground conveyor, installation of the development crusher, set up of the drawbells and initiation of the caving process. $74 million was spent on surface construction including ongoing construction of the mill building, process equipment, tailings storage facility and ventilation raises. The remaining $43 million was spent on various items and includes owners costs and construction indirects.

In 2012, the remaining development capital for New Afton through the start of commercial production in August is forecast to be $150 million, excluding capitalized interest. This total includes approximately $56 million in underground development and construction, $54 million in mill and surface construction and $40 million in owners costs and construction indirects. The above breakdown of capital costs includes an estimated $40 million in offsetting revenue from gold and copper sales prior to commercial production which have been netted against the underground development costs.

Including the remaining 2012 amount, this would bring New Afton’s total development costs to C$765 million which is within 8% of the latest 2009 technical report capital estimate. New Gold believes that New Afton’s ability to remain on target for its mid-2012 start up and within this range of its overall capital cost expectation, particularly given the dramatic capital cost increases seen in the broader industry over the past few years, is a strong reflection of the quality of the team in place at the New Afton mine. The company looks forward to New Afton’s production start as at today’s prices, once in full production, New Afton has the potential to generate approximately $300 million in average annual cash flow.

An additional benefit of the completion of underground development at New Afton is that it provides greater access for New Gold’s exploration team to continue drilling the C-zone block of mineralization that lies below and to the side of the New Afton reserve block. Thus far, the exploration teams have limited their work as the completion of New Afton has been the company’s priority. New Gold has budgeted $5 million for exploration at New Afton in the second half of 2012 to work towards further exploring and delineating the C-zone.

El Morro Construction Moving Forward

El Morro is an advanced stage, world-class copper/gold project in northern Chile, one of the most attractive mining jurisdictions in the world. The company is a 30 percent partner in the project, with Goldcorp, the project developer and operator, holding the remaining 70 percent. In early January of 2012, Goldcorp’s Board officially approved commencement of construction of El Morro. While some of the more significant construction is targeted to commence later this year, pre-construction activities have started including mobilization of the road construction contractor. In addition, the current focus is on completion of detailed engineering, negotiation of power contracts and drilling.

The feasibility study update completed by Goldcorp in late 2011 estimates total development capital of $3.9 billion (100% basis). Under the terms of New Gold’s agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs, or approximately $1.2 billion. The carried funding will accrue interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project’s cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

The closing arguments related to the litigation involving Barrick Gold Corporation, Xstrata Plc, Goldcorp and New Gold and their respective subsidiaries regarding the El Morro Project are now close to completion. It is anticipated that a decision will be rendered within six months.

Blackwater Advancing on Multiple Fronts

After acquiring the Blackwater Project in June of 2011, New Gold has made significant strides in advancing the project through the remainder of the year and into early 2012. The multi-disciplined teams at Blackwater have primarily been focused on: continued exploration drilling, upgrading of the camp and related infrastructure, environmental baseline studies, discussions with First Nations, the community as well as local, Provincial and Federal regulatory agencies and scoping of the key parameters related to the upcoming PEA.

Total capital spending at Blackwater, including exploration and infrastructure-related expenditures, from June through the end of 2011 was $45 million.

Blackwater Fourth Quarter and 2011 Highlights

•	Completed the construction of a 150 person camp at site

•	Completed installation of an all season drill water supply system

•	Increased number of drills from four in June to nine at the end of 2011

•	A 10th drill has been added subsequent to the year-end

•	Closed the acquisitions of Silver Quest and Geo – consolidating the ownership of the Blackwater Project and increasing land position in the region to over 670km2

•	Completed two mineral resource updates, the first in September 2011 and the second announced today:

•	Indicated gold resource: 164 million tonnes at an average grade of 1.03 g/t containing 5.42 million ounces

•	Inferred gold resource: 69 million tonnes at an average grade of 0.84 g/t containing 1.86 million ounces

•	Completed first of two exploration participation agreements with local First Nations, with second close to being finalized

Looking forward to 2012, activity at Blackwater should continue apace and will include, among other items: increased drill programs and additional resource updates, further camp and infrastructure upgrades, the completion of a PEA and the filing of the Project Description to initiate the environmental assessment process.

2012 Blackwater Milestones

•	First quarter – targeted completion of the second exploration participation agreement

•	First quarter – anticipated receipt of Multi-Year Area Based Permit (“MYAB”) which would allow for exploration drilling in the Blackwater project area for multiple years

•	Second quarter – scheduled announcement of the PEA resource update

•	Incorporating drilling through the end of January 2012 - ~40 additional holes (21,000 metres) compared to today’s mineral resource update

•	Third quarter – target completion of PEA

•	PEA to scope a 60,000 tonne per day open pit operation

•	Third/Fourth quarter – planned submission of the Project Description

•	Through 2012 – complete ~210,000 metres of drilling

In 2012, the exploration budget at Blackwater is $86 million which includes a 210,000 metre drill program at Blackwater as well as regional exploration at Capoose and across the broader land package. In addition, there is $21 million in capital budgeted for camp construction, infrastructure development and mobile and drilling equipment.

New Gold looks forward to providing further updates on the continued advancement of Blackwater through 2012.

Key Financial Information

New Gold finished 2011 with a cash balance of $310 million(2). The consolidated debt position of the company at December 31, 2011 was $252 million(2) and includes: $177 million of 10% senior secured notes (face value of C$187 million), $45 million of 5% convertible debentures (face value of C$55 million)  and $30 million in El Morro funding loans. The senior secured notes are due in 2017 and the convertible debentures are due in 2014 and have a C$9.35 conversion price. The company had 461 million basic shares outstanding at December 31, 2011.

Detailed Reserve and Resource Summary

Mineral Reserves and Resources Summary as of December 31, 2011
	Contained Metals
	Gold (Koz)	Silver (Koz)	Copper (Mlbs)	Zinc (Mlbs)	Lead (Mlbs)
Reserves
Proven	2,803	13,525	1,182	-	-
Probable	5,059	20,822	1,706	-	-
Total P&P	7,863	34,347	2,888	-	-
Resources
Measured	4,432	22,449	2,313	187	29
Indicated	14,365	92,819	1,633	566	77
Total M&I	18,797	115,268	3,946	753	106
Inferred	6,323	76,856	2,202	698	190

See Notes to Mineral Reserve & Resource Statements below for further detail on Reserve and Resource calculations.

Mineral Reserve Statement as of December 31, 2011
	Metal Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite
Proven	14,548	0.67	-	-	313	-	-
Probable	138,796	0.55	-	-	2,448	-	-
Mesquite P&P	153,345	0.56	-	-	2,762	-	-
Cerro San Pedro
Proven	23,972	0.58	16.99	-	447	13,091	-
Probable	35,267	0.49	15.30	-	559	17,352	-
CSP P&P	59,239	0.53	15.98	-	1,006	30,443	-
Peak Mine
Proven	1,608	6.33	8.4	0.82	327	434	29
Probable	1,811	4.80	6.7	0.92	279	390	37
Peak P&P	3,419	5.50	7.5	0.87	606	824	66
New Afton
Proven	-	-	-	-	-	-	-
Probable	47,900	0.64	2.0	0.90	986	3,080	954
New Afton P&P	47,900	0.64	2.0	0.90	986	3,080	954
El Morro	100% basis				30% basis
Proven	308,036	0.58	-	0.57	1,716	-	1,153
Probable	212,167	0.38	-	0.51	787	-	715
El Morro P&P	520,024	0.50	-	0.54	2,503	-	1,868

Mineral Resource Statement (Inclusive of Reserves) as of December 31, 2011
	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite
Measured – oxide	19,182	0.51	-	-	-	-	316	-	-	-	-
Indicated – oxide	269,872	0.39	-	-	-	-	3,407	-	-	-	-
Mesquite M&I - oxide	289,054	0.40	-	-	-	-	3,723	-	-	-	-
Measured – non oxide	4,688	0.91	-	-	-	-	137	-	-	-	-
Indicated – non oxide	79,851	0.65	-	-	-	-	1,674	-	-	-	-
Mesquite M&I – non oxide	84,539	0.66	-	-	-	-	1,811	-	-	-	-
Mesquite M&I	373,594	0.46	-	-	-	-	5,534	-	-	-	-
Cerro San Pedro
Measured – open pit oxide	25,722	0.44	15.36	-	-	-	367	12,706	-	-	-
Indicated – open pit oxide	55,647	0.31	12.28	-	-	-	546	21,976	-	-	-
CSP M&I – open pit oxide	81,369	0.35	13.26	-	-	-	913	34,682	-	-	-
Measured – open pit sulphide	13,317	0.54	13.60	-	0.64	0.10	232	5,823	-	187	29
Indicated – open pit sulphide	46,697	0.44	10.23	-	0.55	0.08	667	15,355	-	566	77
CSP M&I – open pit sulphide	60,014	0.47	10.98	-	0.57	0.08	899	21,178	-	753	106
CSP M&I							1,812	55,860
Peak
Measured	3,092	4.89	7.3	1.14	-	-	486	726	78	-	-
Indicated	3,697	3.89	7.1	1.09	-	-	462	844	89	-	-
Peak M&I	6,789	4.30	7.2	1.11	-	-	948	1,570	167	-	-
New Afton
Measured	36,500	0.90	2.7	1.24	-	-	1,058	3,194	1,002	-	-
Indicated	33,300	0.64	2.1	0.80	-	-	685	2,276	584	-	-
New Afton M&I	69,800	0.78	2.4	1.03	-	-	1,742	5,470	1,586	-	-
Blackwater
Blackwater Indicated	163,605	1.03	4.9	-	-	-	5,423	25,774	-	-	-
Capoose Indicated	31,216	0.38	26.5	-	-	-	384	26,594	-	-	-
El Morro	100% basis						30% basis
Measured - open pit	343,088	0.55	-	0.54	-	-	1,836	-	1,233	-	-
Indicated - open pit	333,312	0.35	-	0.44	-	-	1,117	-	960	-	-
El Morro M&I - open pit	676,400	0.45	-	0.49	-	-	2,954	-	2,193	-	-

Inferred Resource Statement as of December 31, 2011
	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite	38,633	0.41	-	-	-	-	512	-	-	-	-
Cerro San Pedro
Inferred – open pit oxide	40,355	0.17	8.55	-	-	-	214	11,091	-	-	-
Inferred – open pit sulphide	24,736	0.47	7.40	-	0.50	0.07	374	5,882	-	271	39
							588	16,972	-	271	39
Manto underground sulphide	6,270	1.83	94.51	-	3.09	1.09	368	19,052	-	427	151
Peak Mine	3,147	2.56	4.8	1.54	-	-	259	486	107	-	-
New Afton	29,200	0.51	1.6	0.61	-	-	483	1,478	390	-	-
Blackwater
Blackwater	69,267	0.84	4.2	-	-	-	1,860	9,350	-	-	-
Capoose	37,256	0.37	24.6	-	-	-	443	29,518	-	-	-
El Morro	100% basis						30% basis
Open pit	637,495	0.10	-	0.25	-	-	605	-	1,045	-	-
Underground	128,280	0.97	-	0.78	-	-	1,205	-	660	-	-
El Morro Inferred							1,810		1,705

Notes to Mineral Reserve & Resource Statements

Mineral reserves are contained within measured and indicated mineral resources. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability as defined by a technical  feasibility study. Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources, do not have demonstrated economic viability, and are exclusive of mineral reserves. Mineral Reserves have been estimated and reported in accordance with the CIM Standards and National Instrument 43-101, as well as the AusIMM JORC equivalent for Peak Mines.

1) Mineral Reserves for the company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold US$/oz	Silver US$/oz	Copper US$/lb	Lower cutoff
Mesquite	$1,200	-	-	0.21 g/t Au – Oxide reserves 0.41 g/t Au – Non-oxide reserves
Cerro San Pedro	$1,200	$20.00	-	US$3.49/t NSR
Peak Mines	$1,200	$20.00	$2.50	A$130 – 184/t NSR
New Afton	$1,200	$20.00	$2.50	US$24/t NSR
El Morro	$1,200	-	$2.75	0.20% Cu

2) Mineral Resources for the company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold US$/oz	Silver US$/oz	Copper US$/lb	Zinc US$/lb	Lead US$/lb	Lower cut-off
Mesquite	$1,300	-	-	-	-	0.11 g/t Au – Oxide resources 0.22 g/t Au – Non-oxide resources
Cerro San Pedro	$1,300	$24.00	-	$1.00	$1.00	0.1 g/t AuEq – Open pit oxide resources 0.4 g/t AuEq – Open pit sulphide resources 2.5 g/t AuEq – Underground manto resources
Peak Mines	$1,300	$24.00	$2.75	$0.85	$0.65	A$103 - 137/t NSR
New Afton	$1,300	$24.00	$2.75	-	-	0.40% CuEq – All resources
El Morro	$1,350	-	$3.25	-	-	0.15% Cu – Open pit resources 0.20% Cu – Underground resources
Blackwater	$1,300					0.40 g/t Au – All resources
Capoose	$1,025	-	-	-	-	0.40 g/t AuEq – All resources

Mineral resources have been estimated and reported in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, as well as the AusIMM JORC equivalent for Peak Mines.

3)  Mineral resources are classified as measured, indicated and inferred resources and are reported based on technical and economic parameters consistent with the methods most suitable for their potential extraction and mineral processing. Where different mining and/or processing methods might be applied to different portions of a mineral resource, the designators ‘open pit’ and ‘underground’ have been applied  to indicate likely mining method. Likewise the designators ‘oxide’, ‘non-oxide’ and ‘sulfide’ have been applied to indicate the type of mineralization as it relates to appropriate mineral processing method. Additional details regarding mineral resource estimation methods, classification criteria and reporting parameters for each of New Gold’s mines and projects are provided in the respective NI 43-101 Technical Reports available on SEDAR.

4)  Qualified Person: The preparation of New Gold’s mineral reserve and resource statements and other technical information has been done under the supervision of Qualfied Persons as defined under Canadian under National Instrument 43-101 under the oversight and review of Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold who has approved the technical information presented in this press release.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. New Gold’s most immediate development project, New Afton, is scheduled to begin production in mid-2012 and together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this press release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this press release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this press release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COST

“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

(2) UNAUDITED FINANCIAL INFORMATION

The cash and debt balance and capital expenditure information provided are unaudited figures and may differ slightly from the final results included in the 2011 annual audited financial statements and MD&A.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com